                     Filed by Avanex Corporation (Commission File No. 000-29175)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Oplink Communications, Inc.
                                                 (Commission File No. 000-31581)


                  Avanex announces Q3 revenues of $10.2 million

FREMONT, Calif. - (April 23, 2002) - Avanex Corporation (Nasdaq: AVNX), pioneer of photonic processors that enable next generation optical networks, today reported results for its fiscal year 2002 third quarter, which ended March 31, 2002.

Avanex President and Chief Executive Officer Paul Engle commented, "We experienced quarter-to-quarter revenue growth for the second straight quarter, as our portfolio of next generation products continued to gain traction in the marketplace. While overall demand in the telecommunications industry remains uncertain, we are seeing selective opportunities for optical networking equipment with service providers. With our suite of integrated subsystems and modules that create significant value in terms of higher performance and network flexibility, we believe we are well positioned as a preferred supplier of optical products."

"We are taking advantage of these challenging times to firmly establish Avanex as a leading supplier of next generation optical subsystems and modules. During the past quarter, we executed on a number of strategic and business initiatives, including the proposed merger with Oplink Communications, the enhancement of our product portfolio with the release of our advanced intelligent optical products, and the expansion of our design initiatives with core customers."

"We are very excited about the proposed merger of Avanex and Oplink. The combined company will have one of the broadest portfolios of passive products, a strong diversified customer base, and a strong balance sheet with roughly $400 million in cash and cash equivalents. We plan to close the transaction by June 30, 2002."

"On the product front, we announced two new product families, the PowerRouter(TM) and PowerLeveler(TM), at the Optical Fiber Communications conference (OFC) in Anaheim, CA in March of this year. We believe the PowerRouter(TM), a reconfigurable optical wavelength router, and PowerLeveler(TM), a dynamic gain equalizer, will capture market traction over the next several quarters as service providers migrate to dynamic, intelligent networks. In addition, we continue to work on new technologies and products that we believe will position us as an industry leader in the future."

"In terms of customer developments, we are currently working on new design opportunities with our tier-one customers for next generation solutions, including optical add/drop multiplexing (OADM) and dense wave division multiplexing (DWDM). With our strong technology and product offering, equipment companies and carriers view Avanex as a strategic supplier for their optical module and subsystem needs."

Engle concluded "We are using the current market uncertainty to our advantage by executing on our strategy to become the leading provider of next generation optical solutions so as to maximize our opportunities in a market environment which remains very difficult. We continue to see significant volatility in market demand and little reliable short-term visibility with no evidence of an industry up-turn."

Financial Results
-----------------
Net revenues for the quarter ended March 31, 2002 were $10.2 million, an increase of $1.9 million over the company's revenues of $8.3 million for the prior quarter ended December 31, 2001. Net revenue for the quarter ended March 31, 2002 decreased $20.1 million from $30.3 million in the prior year quarter ended March 31, 2001.

Net loss determined under generally accepted accounting principles (GAAP) for the quarter ended March 31, 2002 was $30.1 million, or $0.45 per share. This GAAP net loss compared to a net loss of $18.8 million or $0.29 per share for the prior quarter ended December 31, 2001, and a net loss of $36.4 million or $0.62 per share for the prior year quarter ended March 31, 2001.

Net loss excluding the special items is $7.5 million or $0.11 per share for the quarter ended March 31, 2002. Special items reduced the amount of the net loss by $22.6 million, resulting from the utilization of $2.5 million excess inventory previously written off; as well as non-cash charges for $4.3 million amortization of deferred stock compensation, the amortization of $2.6 million intangibles including goodwill for the Holographix acquisition, additional $17.1 million restructuring charges related to excess facilities, and additional $1 million provision for excess inventory.

Conference Call
Avanex will host a conference call scheduled today, April 23, at 4:30 p.m. EDT. The number for the conference call is 888-935-0259. The password is "Photonics." A replay of the conference call will be available through April 30, 2002, at 888-566-0452.

About Avanex
Avanex designs, manufactures and markets photonic processors for the communications industry. Avanex's photonic processors offer communications service providers and optical systems manufacturers greater levels of performance and miniaturization, reduced complexity and increased cost-effectiveness as compared to current alternatives.

Avanex was incorporated in 1997 and is headquartered in Fremont, Calif. In addition to a development and manufacturing facility in Fremont, the Company also maintains The Photonics CenterTM in Richardson, Texas. To learn more about Avanex, visit its web site at: www.avanex.com.

Forward-looking Statements
This press release contains forward-looking statements including forward-looking statements regarding new product and technology initiatives, new project designs, our expected results for our fiscal third quarter, prevailing market conditions, our ability to successfully introduce new products and the proposed merger with Oplink. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular the optical networks industry, the Company's inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, any slowdown or deferral of new orders for our products, higher than anticipated expenses the Company may incur in future quarters or the inability to identify expenses which can be eliminated, the impact of the Company's restructuring on its ability to achieve increased efficiencies in its operations and the possibility that the proposed merger with Oplink may not close, or that the closing may be delayed. In addition, please refer to the risk factors contained in the Company's SEC filings including the Company's quarterly report on Form 10-Q filed with the SEC on February 11, 2002.

Avanex assumes no obligation and does not intend to update these forward-looking statements.

Additional information about the merger and where to find it.
Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free
                                                         -----------
copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

                               AVANEX CORPORATION
                 Condensed Consolidated Statements of Operations
                      (In thousands, except per share data)
                                   (Unaudited)

                                                                        Three Months Ended            Nine Months Ended
                                                                            March 31,                     March 31,
                                                                      -----------------------    ---------------------------
                                                                         2002          2001        2002              2001
                                                                      -----------------------    ---------------------------
Net revenue                                                           $  10,185     $  30,311    $  25,660         $ 113,026
Cost of revenue                                                           7,182        39,775       21,614            84,335
                                                                      ---------     ---------    ---------         ---------
Gross profit (loss)                                                       3,003        (9,464)       4,046            28,691

Operating expenses:
  Research and development                                                6,087        11,064       17,819            29,932
  Sales and marketing                                                     1,698         4,083        4,729            12,806
  General and administrative                                              2,151         3,275        5,660             9,990
  Stock compensation                                                      4,331        10,563       19,461            44,495
  Acquired in-process research and development                                -             -        5,445             4,700
  Amortization of intangibles                                             2,632         2,619        7,870             7,036
  Restructuring charge                                                   17,116             -       16,665                 -
                                                                      ---------     ---------    ---------         ---------
    Total operating expenses                                             34,015        31,604       77,649           108,959
                                                                      ---------     ---------    ---------         ---------
Loss from operations                                                    (31,012)      (41,068)     (73,603)          (80,268)
Other income, net                                                           896         3,553        3,700            10,477
                                                                      ---------     ---------    ---------         ---------
Loss before income taxes                                                (30,116)      (37,515)     (69,903)          (69,791)
Income taxes (benefits)                                                       -        (1,101)           -             3,209
                                                                      ---------     ---------    ---------         ---------
Net loss                                                              $ (30,116)    $ (36,414)   $ (69,903)        $ (73,000)
                                                                      =========     =========    =========         =========

Basic and diluted net loss
  per common share                                                    $   (0.45)    $   (0.62)   $   (1.09)        $   (1.28)
                                                                      =========     =========    =========         =========

Weighted average shares used in
  computing basic and diluted net loss
  per common share                                                       66,583        58,607       63,863            56,849
                                                                      =========     =========    =========         =========


Calculation of net loss excluding special items:

Net loss per above                                                    $ (30,116)    $ (36,414)   $ (69,903)        $ (73,000)
Cost of revenue items:
  Provision for excess inventory                                          1,028        21,591        3,943            21,591
  Settlement of non-cancelable purchase commitment                            -             -         (590)                -
  Utilization of excess inventory previously written off                 (2,186)            -       (3,446)                -
                                                                      ---------     ---------    ---------         ---------
                                                                         (1,158)       21,591          (93)           21,591
Operating expenses items:
  Stock compensation                                                      4,331        10,563       19,461            44,495
  Acquired in-process research and development                                -             -        5,445             4,700
  Amortization of intangibles                                             2,632         2,619        7,870             7,036
  Utilization in R&D of excess inventory previously written off            (292)            -         (292)                -
  Restructuring charge                                                   17,116             -       16,665                 -
                                                                      ---------     ---------    ---------         ---------
                                                                         23,787        13,182       49,149            56,231
                                                                      ---------     ---------    ---------         ---------
Net loss excluding special items                                      $  (7,487)    $  (1,641)   $ (20,847)        $   4,822
                                                                      =========     =========    =========         =========


                               AVANEX CORPORATION
                      Condensed Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)


                                                                  March 31,    June 30,
                                                                    2002         2001
                                                                 ----------   ---------
Assets
Current assets:
  Cash and cash equivalents                                      $  54,525    $  79,313
  Short-term investments                                            99,024      125,278
  Accounts receivable, net                                           2,464       13,977
  Inventories                                                        5,681        6,451
  Other current assets                                               2,558          877
                                                                 ---------    ---------
     Total current assets                                          164,252      225,896
Long-term investments                                               39,082       16,462
Property and equipment, net                                         20,630       25,864
Intangibles, net                                                    41,870       42,724
Other assets                                                           605          643
                                                                 ---------    ---------
     Total assets                                                $ 266,439    $ 311,589
                                                                 =========    =========

Liabilities and stockholders' equity
Current liabilities:
  Short-term borrowings                                          $   6,524    $   6,488
  Accounts payable                                                   4,300       13,506
  Current portion of accrued restructuring                           3,964        7,333
  Other accrued expenses                                             2,431        6,563
  Warranty                                                           4,134        5,589
  Current portion of long-term obligations                           5,842        5,060
  Accrued compensation and related expenses                          3,615        4,756
  Deferred revenue                                                     187        1,948
                                                                 ---------    ---------
     Total current liabilities                                      30,997       51,243
Long-term obligations                                                8,718       12,527
Accrued restructuring                                               18,078        2,465
                                                                 ---------    ---------
     Total  liabilities                                             57,793       66,235


Stockholders' equity:
  Common stock                                                          69           65
  Additional paid-in capital                                       500,053      489,204
  Notes receivable from stockholders                                (1,316)      (2,048)
  Deferred compensation                                            (11,208)     (32,818)
  Accumulated deficit                                             (278,952)    (209,049)
                                                                 ---------    ---------
     Total stockholders' equity                                    208,646      245,354

     Total liabilities and stockholders' equity                  $ 266,439    $ 311,589
                                                                 =========    =========

Contact Information:
Investor Relations                                                         Media
------------------                                                         -----
Mark Weinswig                                                      Tony Florence
Phone: 510-897-4344                                         Phone:  510-897-4162
Fax:  510-897-4345                                             Fax: 510-979-0198
e-mail: mark_weinswig@avanex.com               e-mail:  tony_florence@avanex.com
        ------------------------                        ------------------------